July 17, 2024

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your capital. As real estate market dynamics continue to evolve, we remain confident that KREST’s flexible strategy and portfolio construction are well-positioned for the current market environment as we seek to provide access to the potential benefits of high-quality, income-oriented private real estate equity and credit in a single fund. KREST’s portfolio continues to generate attractive cash flows that are growing, driven by rising rents and KREST’s allocation to a high-quality real estate credit portfolio. Today, we believe the outlook for real estate fundamentals is attractive with limited new development, inflated replacement costs and attractive demand and rent growth for the types of assets KREST owns.

To help KREST shareholders maintain confidence and benefit from the prospect of a real estate recovery in the face of continued negative headlines, on June 4, 2024, we announced the KREST Shareholder Priority Plan. The KREST Shareholder Priority Plan supports a net asset value (“NAV”) of up to $27 per share on June 1, 2027 through the commitment by KKR Alternative Assets LLC (“KAA”), an affiliate of the Fund’s Adviser, to continue to hold approximately 7.7 million KAA-owned KREST shares and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of up to $27 per share on June 1, 2027.(1) There are no changes to KREST’s existing subscription or redemption terms in connection with the KREST Shareholder Priority Plan. With the KREST Shareholder Priority Plan in place, we believe that KREST shareholders are particularly well-positioned to benefit from attractive, tax-efficient dividend income and this commitment reflects KKR’s confidence in both KREST and the likelihood of a real estate recovery. We have appreciated the positive early feedback on the KREST Shareholder Priority Plan and we look forward to continuing these conversations. We are confident in KKR’s commitment to KREST, anchored to the contents of KREST’s portfolio, the current state of real estate markets and where we believe we are in the market cycle.

Looking at the last six real estate downturns since World War II, property values bottomed on average after about 1.7 years and the subsequent recoveries presented multiple years of attractive investment outcomes. It has now been over two years since real estate values peaked and this down-cycle has already seen the second largest decline in U.S. property values in the last 80 years, after only the global financial crisis.(2) Within KREST, the Fund’s independent valuation agent has widened the exit capitalization rates, which serve as key inputs for mark-to-market valuations, by more than 32% since property values peaked in April 2022.(3) However, we believe real estate markets are showing initial signs of recovery. We have seen tightening credit spreads in real estate capital markets, historically a signal of market improvement. Tide changes in real estate markets, coupled with the NAV support of the KREST Shareholder Priority Plan over the next three years, in our view, uniquely provides KREST shareholders with the ability to participate in an eventual real estate recovery with a buffer against share price decline.

For the Fund’s Q3 2024 tender offer period ending July 12, 2024, KREST received repurchase requests of $106 million. KREST’s Q3 2024 tender offer demand primarily consisted of carryover demand and re-submitted tender requests from prior tender offer periods. Notably, new tender requests declined materially from the prior quarter, down more than 50% compared to Q2 2024. In its Q3 2024 tender offer, KREST repurchased common stock equal to 5% of NAV, or $60 million. Accordingly, redemption requests were fulfilled at a prorated amount equal to 56% of each shareholder’s Q3 2024 tender request.

Importantly, KREST maintains a robust and multifaceted liquidity position, representing 33% of NAV as of June 30, 2024.(4) This should enable the Fund to continue providing a level of liquidity to investors of up to 5% of NAV through quarterly repurchases(5), while also positioning the Fund to capitalize on the attractive investment opportunities that may arise in the upcoming months and quarters.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q3 2024 tender request for repurchase in the future. Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Billy Butcher, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of June 30, 2024, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $200 million based on the Fund’s NAV as of May 28, 2024 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 per share for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan today it would contribute 2.5 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.

2.

Based on KKR GMAA Analysis. Quarterly data sourced from Federal Reserve Board Commercial Property Prices Index for 1951-1997 and Green Street Advisors from 1998 onwards. Average of all real estate downcycles from 1953 onward, based on quarterly peak-to-trough. Green Street CPPI valuation peaked in April 2022. Downcycles are defined as periods where real estate values declined.

3.

Reflects changes in the weighted average exit capitalization rates for industrial and residential properties, as determined by the Fund’s independent valuation agent, Altus Group, between April 30, 2022 and June 30, 2024. Please refer to the KREST Supplemental Report for additional information about the metrics utilized as valuation inputs and assumptions, which is available at https://www.krest.reit/resources/for-shareholders/

4.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.
5.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding common stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any common stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.